UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42667

Fuxing China Group Limited

Hangbian Industry Area

Longhu Town, Jinjiang City

Fujian Province 362241

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Surrender of Shares Issued in the Proposed Initial Public Offering (“IPO”)

On May 28, 2025 (Singapore time), in anticipation of the closing of the proposed IPO, Fuxing China Group Limited (the “Company”) issued 18,750,000 ordinary shares, par value Singapore dollars 0.02 per share (the “Underlying Shares”), which were deposited with the Central Depositary (Pte) Limited and HSBC (Singapore) Nominees Pte Ltd, as custodian holding the Underlying Shares on behalf of the depositary of the American depositary shares. However, the IPO was not consummated, as the Company was unable to obtain in a timely manner a written response from the China Securities Regulatory Commission (the “CSRC”) regarding an update to the CSRC’s prior approval for the proposed IPO. On July 14, 2025, the Underlying Shares were transferred back to the Company and, as of the date of this report, such Underlying Shares are held as treasury shares by the Company.

Convocation of Special General Meeting of Shareholders of the Company

On July 15, 2025 (Singapore time), the Company published a notice of special general meeting, a circular to shareholders and other related materials on the Singapore Exchange (SGX), in connection with the proposed disposal of a subsidiary of the Company. A complete copy of notice of special general meeting, shareholder circular, depositor proxy form and a request form are furnished hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Special Meeting

99.2	Circular to Shareholders

99.3	Depositor Proxy Form

99.4	Request Form

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuxing China Group Limited

	By:	/s/ Shaolin Hong
Date: July 24, 2025	Name:	Shaolin Hong
	Title:	Chief Executive Officer

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